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                          April 9, 2024

       Robert Barrow
       Chief Executive Officer
       Mind Medicine (MindMed) Inc.
       One World Trade Center
       Suite 8500
       New York, NY 10007

                                                        Re: Mind Medicine
(MindMed) Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 2, 2024
                                                            File No. 333-278468

       Dear Robert Barrow:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Lauren
Hamill at 303-844-1008 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Steven Abrams